
March 12, 2018

Richard Pascoe
Chief Executive Officer and Secretary
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130

> **Re: Apricus Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 1, 2018**
> **File No. 333-223353**

Dear Mr. Pascoe:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 Filed March 1, 2018

Incorporation of Certain Information by Reference, page 10

1.   Please revise to incorporate by reference the description of the common stock contained in a registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

                 Division of Corporation Finance
                 Office of Healthcare & Insurance

cc: Anthony Gostanian